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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ) (1)

                              T CELL SCIENCES, INC.
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                                (Name of issuer)

                         COMMON SHARES, PAR VALUE $.001
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                        (Title of class of securities)

                                   872342 10 0
                                 (CUSIP number)

NEIL G. CAWSEY; FOREST CITY ENTERPRISES, 1160 TERMINAL TOWER, 50 PUBLIC SQUARE, CLEVELAND, OHIO 44113; (216) 416-3277
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                NOVEMBER 17, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_].

         Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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              (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                    SCHEDULE 13D

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CUSIP No.  872342 10 0                                        13D          Page    2   of    6   Pages
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
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          FOREST CITY 38 SIDNEY STREET, INC.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [_]
                                                                                                          (b) [_]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

          OO*
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)              [_]


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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          OHIO
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                             7       SOLE VOTING POWER
                                                                                  1,500,000**
        NUMBER OF           ---------------------------------------------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                                                               N/A
         OWNED BY           ---------------------------------------------------------------------------------------
           EACH
         REPORTING          9        SOLE DISPOSITIVE POWER
        PERSON WITH                                                               1,367,500***
                            ---------------------------------------------------------------------------------------

                            10       SHARED DISPOSITIVE POWER
                                                                                 NA
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,500,000**
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [_]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.67%
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14        TYPE OF REPORTING PERSON

          CO
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  * The consideration used by Forest City 38 Sidney Street, Inc. (hereafter,
"Forest City") in acquiring the Common Shares of T Cell Sciences, Inc. (hereafter, "T Cell") involved Forest City's execution of a Settlement Agreement, dated November 14, 1997, between Forest City and T Cell (hereafter, the "Settlement Agreement"), releasing and discharging alleged T Cell liabilities arising out of Forest City claims under certain leases between Forest City and T Cell.

  ** Includes 132,500 Common Shares issued to Forest City as collateral securing certain T Cell installment payments required under the Settlement Agreement. The Settlement Agreement restricts Forest City's sole dispositive power with regard to these 132,500 Common Shares and subjects these 132,500 Common Shares to return to T Cell upon T Cell's provision of cash collateral in a form reasonably satisfactory to Forest City to secure further payment obligations. Forest City otherwise obtained the sole voting power regarding these 132,500 Common Shares. Pursuant to the Settlement Agreement, Forest City also obtained certain rights to "piggyback" registration and demand registration with respect to the 1,500,000 Common Shares, effective no later than September 30, 1998.

 *** Excludes 132,500 Common Shares issued to Forest City by T Cell as collateral securing certain T Cell installment payments required under the Settlement Agreement. The Settlement Agreement restricts Forest City's sole dispositive power regarding these 132,500 Common Shares and subjects the 132,500 Common Shares to return to T Cell upon T Cell's provision of cash collateral in a form reasonably satisfactory to Forest City to secure further payment obligations.


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                                  SCHEDULE 13D

Item 1.       Security and Issuer.

              (a)      Common Shares, par value $.001
              (b)      T Cell Sciences, Inc. (hereafter, "T Cell")
                       119 Fourth Avenue
                       Needham, Massachusetts

Item 2.       Identity and Background.

              Name: Forest City 38 Sidney Street, Inc.
                       (hereafter, "Forest City")
              State of organization: Ohio
              Principal business: Owner and lessor of commercial properties Principal business address: 1100 Terminal Tower, Cleveland,
                       Ohio, 44113
              Principal office address: 1100 Terminal Tower, Cleveland,
                       Ohio, 44113

              (d)      Not Applicable
              (e)      Not Applicable

Item 3.       Source and Amount of Funds or Other Consideration.

         The Common Shares of T Cell were acquired by Forest City pursuant to a Settlement Agreement dated November 14, 1997, (hereafter, the "Settlement Agreement") between Forest City and T Cell in consideration of Forest City's release and discharge of T Cell's alleged liability arising out of claims asserted under certain leases.

Item 4.       Purpose of the transaction.

         As stated in Item 3 above, the purpose of Forest City's acquiring the T Cell Common Shares was to satisfy the Settlement Agreement executed between T Cell and Forest City.

Item 5.       Interest in Securities of the Issuer.

              (a) The aggregate number of Common Shares beneficially owned by Forest City is 1,500,000, which comprises approximately 5.67% of the outstanding T Cell Common Shares. The number of aggregate Common Shares reported includes 132,500 Common Shares issued to Forest City by T Cell as collateral securing certain T Cell installment payments required under the Settlement Agreement. The Settlement Agreement restricts the sole dispositive power of Forest City regarding the 132,500 Common Shares and subjects the 132,500 Common Shares to return to the


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                       issuer upon T Cell's provision of cash collateral in
                       a form reasonably satisfactory to Forest City to secure further payment obligations. Pursuant to the Settlement Agreement, Forest City also obtained certain rights to "piggyback" registration and demand registration with respect to the 1,500,000 Common Shares, effective no later than September 30, 1998.

              (b) 1,500,000 Common Shares with sole power to direct the vote.

                       1,367,500 Common Shares with sole power to direct the disposition.

              (c)      Not Applicable.

              (d)      Not Applicable.

              (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              None.

Item 7.       Material to Be Filed as Exhibits.

              None.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 1997                          FOREST CITY 38 SIDNEY STREET, INC.

                                           /s/ Thomas G. Smith
                                           ------------------------------

                                           By: Thomas G. Smith
                                           Its: Secretary